

Farooq Anjum · 2nd

CTO/Co-Founder at GroGuru Inc

San Diego, California, United States · **Contact info**

500+ connections



GroGuru Inc

University of Maryland

Experience



CTO/Co-Founder
GroGuru Inc
Jul 2018 – Present · 3 yrs 8 mos
Greater San Diego Area

GroGuru is transforming the agriculture industry by providing precise guidance about irrigation time and frequency to a grower.



CEO/Co-Founder
GroGuru
Jun 2014 - Jul 2018 · 4 yrs 2 mos
Greater San Diego Area

GroGuru is transforming the agriculture industry by providing precise guidance about irrigation time and frequency to a grower.



Advisor at Manifold
Manifold
Sep 2015 - Dec 2016 · 1 yr 4 mos

Manifold is an AI product innovation lab in San Francisco that works with technology executives on strategy, invention, and delivery of artificial intelligence products.

On-Ramp Wireless, Inc.
5 yrs 4 mos
Greater San Diego Area



Senior Director, Engineering
Jun 2011 - Jun 2015 · 4 yrs 1 mo

ORW is creating a "cell-phone" network to enable efficient Machine-to-Machine (M2M) communication - the so called ORW Total Reach Network. I currently lead a 30 member Systems team at ORW. The Systems team is responsible for designing and verifying the quality of the ORW system including both hardware and software

Director of Engineering
Mar 2010 - Jun 2011 · 1 yr 4 mos



MediaFlo Qualcomm USA
2 yrs 8 mos

Project Engineer
Sep 2008 – Feb 2010 · 1 yr 6 mos

I lead an engineering team consisting of 50+ members responsible for taking a product to the market. The team consists of systems engineers/architects/developers/testers/product managers/program managers/deployment. The team works on server side components responsible for functions such as

Systems Staff engineer/Mgr
Jul 2007 - Sep 2008 · 1 yr 3 mos

I was responsible for creating and leading a team of 10 systems engineers/architects focusing on both device (handset) and server side aspects of the BREW mobile ecosystem. The team's responsibilities included not only addressing problems with the existing BREW mobile ecosystem but also for introducing new features into the

See all 13 experiences